Exhibit 12.1

DST Systems, Inc.

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	2005	2004	2003	2002	2001
Pretax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$658,010	$296,706	$417,707	$310,132	$354,977

Add:
Fixed Charges	90,023	73,114	50,328	38,946	31,851

Amortization of capitalized interest	139	189	167	179	162

Distributed earnings of equity investees	684		102	371	49

Subtract:
Capitalized Interest	(28)	(597)	(571)	(210)	(1,005)

Pretax income as adjusted	$748,828	$369,412	$467,733	$349,418	$386,034

Fixed charges:
Interest expense	$66,592	$55,204	$26,877	$13,379	$7,452
Interest capitalized	28	597	571	210	1,005
	66,620	55,801	27,448	13,589	8,457

Portion of rents representative of an appropriate interest factor	23,403	17,313	22,880	25,357	23,394

Total fixed charges	$90,023	$73,114	$50,328	$38,946	$31,851

Ratio of earnings to fixed charges	8.3	5.1	9.3	9.0	12.1